Exhibit 12

Cullen/Frost Bankers, Inc.

Statement Re: Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Years Ended December 31,
	2006	2005	2004	2003	2002
Income before income taxes	285,407	244,388	209,018	192,540	180,054
Interest expense, including interest on deposits	214,796	118,561	62,106	55,188	76,125
Estimated interest component of net rental expense	6,307	4,088	3,782	3,834	4,239

Earnings	506,510	367,037	274,906	251,562	260,418

Interest expense, including interest on deposits	214,796	118,561	62,106	55,188	76,125
Estimated interest component of net rental expense	6,307	4,088	3,782	3,834	4,239

Fixed charges	221,103	122,649	65,888	59,022	80,364

Consolidated Ratio of Earnings to Fixed Charges (including interest on deposits)	2.29	2.99	4.17	4.26	3.24

Income before income taxes	285,407	244,388	209,018	192,540	180,054
Interest expense, exlcuding interest on deposits	59,706	39,627	22,956	17,782	20,741
Estimated interest component of net rental expense	6,307	4,088	3,782	3,834	4,239

Earnings	351,420	288,103	235,756	214,156	205,034

Interest expense, excluding interest on deposits	59,706	39,627	22,956	17,782	20,741
Estimated interest component of net rental expense	6,307	4,088	3,782	3,834	4,239

Fixed charges	66,013	43,715	26,738	21,616	24,980

Consolidated Ratio of Earnings to Fixed Charges (excluding interest on deposits)	5.32	6.59	8.82	9.91	8.21